UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

PIMCO Municipal Advantage Fund Inc. (MAF)
(Amendment No. 1)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

722015104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 722015104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog-Karpus Group

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  N/A

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  N/A

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,489,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

34.31%

14. Type of Reporting Person (See Instructions)

N/A

CUSIP No.: 722015104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) _____
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,158,492

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,158,492

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,158,492

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

15.96%

14. Type of Reporting Person (See Instructions)

IA

CUSIP No.: 722015104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bulldog Investors, Phillip Goldstein, Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions)

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  1,331,296

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  1,331,296

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,331,296

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

18.34%

14. Type of Reporting Person (See Instructions)

N/A

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed on January 11, 2008 by the undersigned. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction.

The filing persons have formed a group (the "Bulldog-Karpus Group") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The group beneficially owns 34.31% of the issuer's outstanding shares. On February 4, 2008, the Fund issued an 8-K stating that it had adopted a Discount Policy intended to reduce the discount to net asset value at which the Fund's common shares have periodically traded. Due to this announcement, the Bulldog-Karpus Group believes that it has sufficiently satisfied its objective and the group has therefore been terminated.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The filing persons have formed a group (the "Bulldog-Karpus Group") with the objective of affording all shareholders of the issuer an opportunity to obtain net asset value for their shares. The group beneficially owns 34.31% of the issuer's outstanding shares. On February 4, 2008, the Fund issued an 8-K stating that it had adopted a Discount Policy intended to reduce the discount to net asset value at which the Fund's common shares have periodically traded. Due to this announcement, the Bulldog-Karpus Group believes that it has sufficiently satisfied its objective and the group has therefore been terminated.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice-President
Date:   February 28, 2008

By:   /s/
Name:   Phillip Goldstein
Date:   February 28, 2008

By:   /s/
Name:   Andrew Dakos
Date:   February 28, 2008